    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997
                                                        REGISTRATION NO. 333-**
-------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                       FORM S-8
                             REGISTRATION STATEMENT UNDER
                              THE SECURITIES ACT OF 1933

                         SERVICE SYSTEMS INTERNATIONAL, LTD.
                (Exact name of registrant as specified in its charter)

NEVADA                                                               88-0263701
(State of Incorporation)                    (I.R.S. Employer Identification No.)

                                 2800 INGLETON AVENUE
                            BURNABY, B.C., CANADA V5C 6G7
                                    (604) 451-1069
                       (Address of Principal Executive Offices)

              SERVICE SYSTEMS INTERNATIONAL, LTD. 1997 STOCK OPTION PLAN
                                 (Full title of Plan)

                                                                      Copy to:

MR. KENNETH R. FIELDING                              ALISON K. SCHULER, ESQUIRE
Service Systems International, Ltd.               Schuler, Messersmith & McNeill
2800 Ingleton Avenue                                   5700 Harper NE Suite 430
Burnaby, B.C., Canada V5C 6G7                    Albuquerque, New Mexico  87109
                                                                 (505) 822-8826
(604) 451-1069
(Telephone number, including area
code, of agent for service)


    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x ]

                            EXHIBIT INDEX APPEARS AT PAGE
                                  PAGE 1 OF ** PAGES

                           CALCULATION OF REGISTRATION FEE



 Titles of Each Class               Amount to be                  Proposed Maximum       Proposed Maximum      Amount of
 of Securities to be                Registered(1)                 Offering Price Per     Aggregate Offering    Registration Fee
 Registered                                                       Security               Price(2)
-------------------------------------------------------------------------------------------------------------------------------

 Common Stock                    1,588,000 Shares                $1.53                  $1,753,141
-------------------------------------------------------------------------------------------------------------------------------

 Total Registration Fee                                                                                       $531.26

-------------------------------------------------------------------------------------------------------------------------------


1 Indicates the aggregate number of shares of Common Stock, $ .001 as par value, ("Common Stock") authorized and reserved for issuance and which may be sold upon the exercise of options which previously have been granted and/or may be granted under the Service Systems International, Ltd. Stock Option Plan ("Plan"), plus such additional number of shares as may be issued pursuant to the Plan in the event of a stock dividend, stock split, recapitalization or other similar change in the Common Stock.

2 This calculation is made solely for the purpose of determining the registration fee pursuant to the provision of Rule 457(h) under the Securities Act of 1933 (the "Act") as follows: (i) in the case of shares of Common Stock which may be purchased upon the exercise of outstanding options, the fee is calculated on the basis of the price at which the options may be exercised; and
(ii) in the case of shares of Common Stock for which options have not yet been granted and the option price of which is therefore unknown, the fee is calculated on the basis of the average of the bid and asked price of a share of Common Stock reported on the over-the-counter Nasdaq Bulletin Board of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") as of October 1, 1997 (within 5 business days before filing this Registration Statement).

                                EXPLANATORY NOTE

     In accordance with the instructional Note to Part 1 of Form S-8 as promulgated by the Securities and Exchange Commission, the information specified by Part 1 of Form S-8 has been omitted from this Registration Statement on Form S-8 for offers of Common Stock of Service Systems International, Ltd. ("Company") pursuant to the Plan.

                           1,588,000 SHARES OF COMMON STOCK

                          SERVICE SYSTEMS INTERNATIONAL, LTD.

                  Issuable upon exercise of options covered by the:
                               1997 Stock Option Plan

     This Prospectus is being used in connection with the offer and sale from time to time of Service Systems International, Ltd. ("Company" or "SSI") of shares ("Shares") of the $.001 par value Common Stock of SSI ("Common Stock") which may be acquired upon the exercise of stock options pursuant to the 1997 Stock Option Plan (the "Plan"). SSI will not receive any of the proceeds from the sale of the Shares (although SSI will receive the proceeds of option exercises by the those who hold options).

     The Shares may be sold from time to time by option holders or by pledgees, donees, transferees or other successors in interest. These sales may be made on the National Association of Securities Dealers Automated Quotation System Over the Counter market ("NASDAQ") or otherwise at market prices then prevailing or at negotiated fees. All selling and other expenses (including discounts, commissions or fees) incurred by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest, in connection with the sale of the Shares will be paid by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest, or by the purchasers of the Shares, except that the expenses of preparing this Prospectus and preparing and filing the related Registration Statement with the Securities and Exchange Commission and of registering or qualifying the Shares will be paid by SSI. See "Plan of Distribution."

     The option holders, or pledgees, donees, transferees or other successors in interest, and brokers through whom sales of the Shares are made may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Act"). Any profits realized by the option holders or those brokers on the sale of the Shares may be deemed to be underwriting commissions under the Securities Act.

     The Common Stock of Service Systems International, Ltd. is listed on the NASDAQ over the counter market under the symbol "SVSY." The Closing Price of SSI's Common Stock as reported on NASDAQ on October 2, 1997, was $1.50.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person is authorized to give any information or to make any representations, other than as contained in this Prospectus, in connection with the offer made in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by SSI or the option holders, or by pledgees, donees, transferees or other successors in interest. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Registered Shares offered hereby to any person in any jurisdiction where it is unlawful to make such an offer or solicitation to that person. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that information contained herein is correct as of any time subsequent to the date hereof.

          SEE "RISK FACTORS", PAGE 4, FOR DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

     The date of this Prospectus is October 6, 1997.

                          STATEMENT OF AVAILABLE INFORMATION

     A Registration Statement on Form S-8, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to that Registration Statement, and exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by that reference. Service Systems International, Ltd. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with those requirements files reports and other information with the Commission. Information, including reports and proxy and information statements, filed by Service Systems International, Ltd. with the Commission and a copy of the Registration Statement, including exhibits thereto, can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., in Washington, D.C., 20549, or at its Regional Office located at 5670 Wilshire Boulevard 11th Floor, Los Angeles, California 90036-3648. Copies of this material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C., 20549, at prescribed rates. Service Systems International, Ltd. Common Stock is traded on the National Association of Securities Dealers, Inc. over-the-counter electronic bulletin board system.
Reports,                                           2

proxy and information statements, and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, NW, Washington, D.C. 20006. The Commission maintains a web site that contains proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission and the address of that site is www.sec.gov.

                                     THE COMPANY

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

     The Company is, through its majority-held subsidiary UV Systems Technology, Inc. ("UVS"), is the manufacturer and marketer of state-of-the-art ultraviolet disinfection systems for wastewater. The Company is committed to development and commercialization of superior, cost-effective environmentally friendly, ultraviolet-based water treatment systems. Through UVS, the Company holds two United States patents and five international patents on various components of its Ultra Guard-TM- ultraviolet disinfection system, including the flow reactor chamber and its discharge weir.

     The Company's executive offices are located at 2800 Ingleton Avenue, Burnaby, B.C. Canada, V5C 6G7 and its telephone number is (604) 451-1069. It maintains a world wide web site at http://web20.mindlink.net/info-data/profiles/svsy.html. References in this document to the "Company" include its consolidated majority-owned subsidiary, UVS, unless the context otherwise requires. ULTRA GUARD-Registered Trademark- and the Company's "WAVY LINES & DESIGNS" logo are registered trademarks of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners. All monetary figures in the document are in United States dollars unless otherwise indicated. Canadian dollars are indicated as "C$".

                                     RISK FACTORS

     AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK AND IS SPECULATIVE IN NATURE. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMPANY AND BEFORE PURCHASING ANY SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

DEVELOPMENT STAGE COMPANY

     The Company is in the development stage, having had limited sales of and limited revenues from its Ultra Guard systems. The Company is subject to the risks, expenses, problems and difficulties frequently encountered in the establishment of a manufacturing business, especially in the continually evolving, intensely competitive, wastewater and water treatment industry. As of July 31, 1997, the Company had, on a consolidated basis, total assets of $987,012, total liabilities of $2,466,460 and total shareholders equity of $-1,479,448. Even if the Company's development goals are achieved, which cannot be assured, the Company may not become profitable at any time in the foreseeable future.

COMPLIANCE WITH AGREEMENT WITH WORKING OPPORTUNITY FUND AND MDS VENTURES PACIFIC, INC.

     Under the terms of its 1996 agreement (as amended) with the Working Opportunity Fund and MDS Ventures Pacific, Inc., pursuant to which the Company will acquire the remaining outstanding equity interests in UVS, the Company is required, among other things, to secure financing by September 15, 1997 in the amount of C$2,000,000 and to repay certain amounts loaned by WOF and MDS to UVS (which at July 31, 1997 totalled $548,664). After September 15, 1997, the agreement will be automatically extended on a month to month basis. If the financing is not obtained as required, unless the time for completion is extended, the Company will forfeit its right to repayment of funds it has advanced to UVS ($551,399 at July 31, 1997). See "Business:
Company Background".

COMPETITION

     The Company competes with well-established water treatment companies, many of which have financial, technological and marketing resources significantly greater than those of the Company and may have established relationships with customers or potential customers that afford them a competitive advantage. Some of these competitors include, in the United States market, Trojan Technologies, Inc., Wedeco, Infilco-Degremont, Inc., Hanovia/Aquinonics, Inc., and Fischer-Porter/ Elsag Bailey, Inc. Although the Company believes that its Ultra Guard systems can provide it a competitive technological advantage, that has yet to be proven. Moreover, there can be no assurance that the Company's current UV technology may not be rendered less effective or obsolete by UV and other water treatment technologies developed by the Company's competitors. There can be no assurance that the Company will be able to compete effectively in its current or future markets or that competitive pressures will not adversely affect its business, financial condition or results of operations.

CASH FLOW; FLUCTUATION IN OPERATING RESULTS; NEED FOR ADDITIONAL FINANCING

     The nature of the Company's business may be expected to include a normal lag time between the incurring of operating expenses and the collection of contract receivables, which may be expected to be due largely from governments. In addition, the Company is dependent for sales, other than those to a licensee which is obligated to purchase agreed-upon system components from the Company, on awards of water treatment system contracts for non-recurring projects. Also, many of the Company's contracts may be expected to include provision for retainage, entitling the other party to the contract to withhold, for a given period of time, a specified portion of the payment until after completion of a project. For these reasons, among others, the Company may experience periods of limited working capital and may be expected to require financing for working capital during those periods.

     Because the Company's sales of Ultra Guard systems to governmental entities may be expected to occur on an intermittent rather than consistent basis as requests for proposal ("RFP") are issued and awards made, sales on both an annual and quarterly basis are subject to fluctuations which are often beyond the Company's control.

     In addition, the Company requires and will require financing over and above its current resources to sustain its operations and expand its marketing efforts. There can be no assurance that the additional financing can be timely obtained on terms acceptable to the Company, if at all.

RISK OF LONG-TERM, FIXED PRICE CONTRACTS

     In connection with the sale of its wastewater treatment systems, the Company expects to enter into contracts the performance of which can extend for more than a year. The Company is required initially to bid most of these contracts on the basis of a fixed price, incorporating all labor, materials, and other costs which the Company may incur in performing the contract. To the extent that the Company underestimates those costs, or if the cost of procuring a particular category of materials or services rises substantially during the course of performance of a large contract, the Company could experience reduced profitability or losses.

GOVERNMENTAL REGULATION

     The Company's business and manufacturing are conducted from British Columbia, Canada and are not subject to any special regulatory requirements not applicable to manufacturing businesses in general in Canada and the United States. Environmental regulations that apply to the sewage industry are specific to the effluent being delivered to the receiving waters and must be complied with by the wastewater treatment plant. In the United States, wastewater and process water treatment plants must comply with clean water standards set by the Environmental Protection Agency under the authority of the Clean Water Act and standards set by states and local communities. Through the RFP process, the regulations are passed on to the Company in the system design requirements. These RFP's detail specifications for the system, including its effectiveness as required to meet any regulatory requirements. Compliance with microbiological standards is, however, determined by subsequent operation of the wastewater treatment plant and is, unless the Company's treatment system failed to comply with specifications for some reason (a problem the Company uses great effort to avoid), generally the responsibility of the plant. However, it is possible that the inaccuracy or inadequacy of those specifications and the Company's potential liability if not indemnified, and the possibility that the Company will be required to comply with future direct regulation of the Company by future laws or regulations (including environmental laws), could materially adversely affect the Company's business and operations.

     The Company is not aware of any regulations which would adversely affect its ability to market its systems; the effectiveness of the Company's system enhances the Company's ability to respond to RFP's complying with the applicable sections of the stringent regulatory clean water standards.

     Because wastewater treatment systems require, in many jurisdictions including the United States, permits from environmental regulatory agencies, delays in permitting could cause delays in construction or usage of the Company's systems by a customer, which, in turn, could have a material adverse impact on the Company. In addition, many of the Company's customers will rely on municipal financing for the purchase of the Company's UV systems. Sales to these customers may be adversely affected by delays in obtaining, or the unavailability of, such funds caused by budgetary constraints or the bureaucratic process.

COST OF INSTALLATION

     The Company anticipates that its Ultra Guard systems may be installed as replacement systems for existing disinfection systems, especially chlorinated systems which the Company believes will be phased out because of their adverse environmental impact. However, this potential business is dependent upon the availability of funding for municipalities to replace or retrofit existing systems, which cannot be predicted with any certainty.

AVAILABILITY OF COMPONENT MATERIALS

     The Company's systems contain state-of-the-art components. The Company is dependent upon third parties for the continuing supply of these components, two of which, the lamps and the controllers, are obtained from sole suppliers. The Company is in the process of identifying alternative suppliers for these components; however, alternate sources with the quality, efficiency and price the Company needs may be difficult to locate. Moreover, suppliers may discontinue or upgrade some of the components incorporated into the Company's systems, which could require the Company to redesign a system to incorporate newer or alternative technology. Although the Company believes that it has arranged for an adequate supply of components to meet its short term requirements, the Company does not have contracts which would assure availability and price. Lack of timely availability of components could cause delays in installation of the Ultra Guard system and affect the Company's revenues during certain periods as well as lead to customer dissatisfaction. Limited availability of components could also require the Company to pay premiums for parts to make installation deadlines and thus adversely affect the Company's profit margin, or cause the Company to increase its inventory of scarce parts and thus adversely affect the Company's cash flow. There can be no assurance that the Company will continue to be able to obtain all of the components it requires or that the price of certain components in short supply will not materially and adversely affect its business, financial condition or results of operations.

DEPENDENCE ON KEY EMPLOYEES

     The success of the Company is largely dependent upon the Company's President, Ken Fielding, and the Company's Chief Financial Officer, Secretary and Treasurer, John Gaetz. The Company has no employment agreements with any of these employees, nor does it carry key man insurance with respect to them. The continued growth and prosperity and its ability to maintain its competitive position and to a attract and service new business, depend to a large extent upon its ability to retain its key employees and to attract additional qualified personnel. Loss of the services of these employees could have a material adverse effect on the Company's business. There can be no assurance that the Company will be able to continue to retain or attract qualified personnel.

PRODUCTS DESIGNED FOR EXISTING AND ANTICIPATED STANDARDS AND GUIDELINES

     The Company's products are developed to meet certain existing and anticipated environmental, performance and operational standards and guidelines. These standards and guidelines are continuing to develop and are subject to change, largely in the past 10 years with respect to acceptable microbiological discharge levels. The Company believes that its UV water treatment technology is state of the art, that its research and development program will continually enhance its water treatment systems, and that adjustment of its systems to new microbial standards is uncomplicated and efficient and can be accomplished by the addition of UV lamps to a system. Nevertheless, the possibility exists that an unanticipated change which management does not now foresee in the standards and guidelines could materially adversely affect the design, manufacture and sale of the Company's systems.

PRODUCT LIABILITY

     The Company's systems potentially may be subject to product liability or commercial warranty claims. The Company does not have product liability insurance. While the Company has never been the subject of any such claims, considering the use of the Company's systems in large-scale municipal and industrial water treatment systems, as well as the propensity of claimants initially to pursue all possible contributors in a legal action, the lack or insufficiency of product liability insurance could materially adversely affect the Company's financial condition and ability to do business. There can be no assurance that the Company will in the future be able to obtain coverage that will be adequate to protect the Company from liability, or that the Company will be able to obtain that insurance for premiums acceptable to the Company.

INTELLECTUAL PROPERTY RIGHTS

     The Company, through UVS, owns patents on its ultraviolet lamp technology, flow reactor chamber and discharge weir, and manufactures and markets its products under those patents. No assurance can be given that the issued patents will not be infringed or that patents the Company may apply for will be issued. The costs of prosecuting an infringement suit can be very significant. If an infringement occurs, no assurance can be given that the Company's exclusive rights to the patented technology can be preserved or that its rights will be protected, which could have a material adverse effect on the Company's business. Also, it is possible that the Company may infringe patent, trademark, or copyrights owned by others, license to which may not be available to the Company. The expenses of defending claims through the prosecution of infringement actions vary and can be substantial. Some of the Company's patented technology, such as the flow reaction chamber, was developed as "work for hire" and, as such, can be subject to claim by the individual(s) who developed it. The developer of the flow reaction chamber has advised the Company that he believes that the U.S. patent has reverted to him under the terms of the assignment to the Company. The Company vigorously denies this assertion and believes that it is unfounded (and that, in any event, other configurations could be readily used), but such claims could impede the Company's ability to configure and sell UV Systems.

POTENTIAL DILUTIVE EFFECT OF OUTSTANDING WARRANTS AND OPTIONS

     In connection with the acquisition of a majority interest in UV Systems Technology, Inc. in December of 1996, the Company issued to two UVS shareholders 1,200,000 warrants for Common Stock, exercisable at C$2.00 per share over a period of four years. In April of 1996, pursuant to Regulation S under the Securities Act of 1933 ("Securities Act"), the Company sold 38,000 shares of Common Stock and 38,000 each of B and C warrants, exercisable at C$1.34 and C$2.00 per share, respectively, for a period of 2 and 3 years, respectively. In addition, from July 1996 through February 1997, the Company, pursuant to Regulation S sold a total of 336,420 shares of Common Stock and 336,420 warrants to purchase Common Stock (exercisable over a period of 2 years at an exercise price of $1.25. In June 1996, the Company sold in a private placement 60,000 shares of restricted Common Stock and 60,000 warrants to purchase Common Stock (exercisable over a period of 2 years at a price of $1.25 per share). In addition, the Company has approved an employee and consultant Stock Option Plan (the Plan covered by this Prospectus) pursuant to which options for up to 1,588,000 shares of the Company's Common Stock could be issued. As of July 31, 1997, no options had been issued under the Plan. These outstanding warrants and options could negatively influence the Company's ability to raise additional equity capital in the future. To the extent that these warrants and options to purchase Common Stock are exercised, there will be additional dilution in excess of that resulting from use of common shares in earnings calculations.

     As of July 31, 1997, the Company had 2,142,420 vested warrants outstanding.

LIMITED PUBLIC FLOAT; TRADING; VOLATILITY OF STOCK PRICE

     The Company's Common Stock is traded in the over the counter market. While a public market currently exists for the Company's Common Stock, the number of shares in the public market is approximately 44% of the 6,897,770 shares of Common Stock that will be outstanding at the completion of this offering. Trading volume in the four weeks ended October 1, 1997 averaged 33,610 shares traded per day.

Thus, trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. In addition, the over the counter market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company.
The Company believes factors such as quarterly fluctuations in financial results, announcements of new technologies impacting the Company's systems, announcements by competitors or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales by existing shareholders could adversely affect the prevailing market price of the Common Stock. Upon completion of the offering, the Company will have 6,897,770 shares of Common Stock outstanding. Of these shares, approximately 676,420 shares will be eligible for sale in the public market without restriction pursuant to Rule 144(k) or Regulation S under the Securities Act. Approximately 934,918 additional shares outstanding upon completion of the offering will be eligible for sale pursuant to Rule 144.

ABSENCE OF DIVIDENDS

     Since its inception, the Company has not paid cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for business operations and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                       BUSINESS

THE COMPANY

     The Company, through its majority-held subsidiary UV Systems Technology, Inc. ("UVS"), is the manufacturer and marketer of state-of-the-art ultraviolet disinfection systems for wastewater. The Company is committed to development and commercialization of superior, cost-effective environmentally friendly, ultraviolet-based water treatment systems. Through UVS, the Company holds two United States patents and five international patents on various components of its Ultra Guard-TM- ultraviolet disinfection system, including the flow reactor chamber and its discharge weir.

     The Company's executive offices are located at 2800 Ingleton Avenue, Burnaby, B.C. Canada, V5C 6G7 and its telephone number is (604) 451-1069. It maintains a world wide web site at http://web20.mindlink.net/info-data/ profiles/svsy.html. References in this document to the "Company" include its consolidated majority-owned subsidiary, UVS, unless the context otherwise requires.

COMPANY BACKGROUND

     Incorporated in Nevada in August 1990, the Company was inactive until it
was acquired in July, 1995 by eight Canadian and European individuals.   The
investors intended to develop the Company into the United States marketing arm for UVS' Ultra Guard systems. The Company issued 1,600,000 shares of its restricted common stock ("Common Stock") to certain individual stockholders, including an officer of the Company, as reimbursement of cash advanced by them to others for expenses related to the acquisition.

     In furtherance of the Company's marketing objective, the Company entered into an oral agreement, subsequently supported by a written agreement dated September 21, 1995, for marketing rights for the Ultra Guard system in eight Western states. Thereafter, in July 1996, the Company entered into a funding agreement with UVS pursuant to which the Company supplied 50% of UVS' operating capital for a six-month period during which the two companies structured an agreement to complete an acquisition by the Company of UVS.
During the period August 1996 through December 7, 1996, the Company acquired 50.69% of the outstanding UVS common stock, from two principals and certain minority shareholders. On December 6, 1996, UVS, the Company, the two former majority shareholders of UVS and the two remaining minority shareholders of UVS, Working Opportunity Fund ("WOF") and MDS Ventures Pacific, Inc. ("MDS") entered into an agreement, subsequently amended on April 11, 1997 and August
8, 1997, for SSI to acquire the remaining 49.31% of outstanding UVS common stock and retire or convert their preferred stock, contingent on securing additional financing by September 15, 1997. After September 15, 1997, the agreement will be extended automatically on a month to month basis. The agreement provides, INTER ALIA, that, (a) the Company will raise at least C$2,000,000 in equity financing for UVS, (b) each of WOF and MDS will convert half of their UVS preferred stock to secured debentures, to be redeemed from each of them by UVS at the rate of C$25,000 per month, or fully redeemed at UVS' option (in which case, WOF and MDS may convert the outstanding balance into Company Common Stock at a rate of C$2.00 principal amount per share),
(c) the remaining 50% of UVS preferred stock held by WOF and MDS will be converted into 500,000 shares of Company Common Stock , (d) additional loan amounts owed to WOF and MDS (approximately C$548,664 as of July 31, 1997) will be repaid out of the financing or may be converted by WOF and MDS into Company Common Stock at the rate of C$2.00 per share, (e) all shares of Company Common Stock issued will carry a detachable warrant certificate entitling the holder to purchase, during a four-year period from issuance of the Common Stock, one Common Share for each share issued, at a price of C$2.00 per share, (f) as long as the secured debentures are outstanding, each of WOF and MDS may appoint one Director to the Company's Board of Directors, (g) the UVS common stock held by WOF and MDS will be transferred to the Company when the financing has occurred and the additional loan amounts have been repaid to WOF and MDS,
(h) the Company will ensure that the issued Common Stock will be or become free-trading, and (i) if financing is not obtained, the Company will forfeit any funds advanced by the Company to UVS (which, as of July 31, 1997 were approximately C$551,399).

INDUSTRY BACKGROUND

     The treatment of municipal wastewater and drinking water to eliminate contaminants injurious to health and the environment is a worldwide concern. In 1995, the world spent $335 billion for the purification of drinking water, wastewater treatment and treatment of industrial process water and fluids. By 2000, world spending for drinking water purification and municipal wastewater treatment only is estimated to reach $300 billion per year (plus another $200 billion for industrial treatment needs). In the United States alone, in 1984 a United States Environmental Protection Agency survey reported that 15,378 municipal treatment plants were in operation and projected the number to increase to approximately 21,000 by the year 2000. Of these 15,378 operating in 1984, some of which had either limited or no disinfection, only 107 were UV systems. Only 107 of the reported plants in 1984 utilized, or were being constructed and designed for, UV treatment. Many of the existing plants identified in 1984 will require upgrading, retrofitting or replacement to meet new United States environmental standards, at an estimated cost of more than $180 billion. These, together with the new treatment plants projected to be built, represent the United States municipal wastewater treatment market for the UV treatment industry.

     Typical municipal treatment plants begin the treatment of effluent by settling or filtering out solid wastes. Thereafter, the water must be disinfected. Of the five major factors used to evaluate a disinfection system, four factors, effectiveness, use cost, practicality, and pilot study requirements, relate to the disinfection process itself. The fifth factor, potential adverse effects, relates to the effect of the disinfectant on the environment. Currently, the majority of treatment systems in the United States use chlorination. Other treatment alternatives include, INTER ALIA, ozonation and ultraviolet light.

     The use of chlorination can raise significant environmental concerns. According to a 1986 U.S. Environmental Protection Agency study, MUNICIPAL WASTEWATER DISINFECTION, because of the toxicity of chlorine residuals at low levels and the relatively high limit of detection of chlorine residual test procedures, control of chlorine-induced toxicity in the receiving stream is difficult. Environmental factors such as temperature, pH, alkalinity, suspended solids, chemical oxygen demand and nitrogen containing compounds influence the effectiveness of chlorine disinfection. Adverse environmental impact can include the toxicity of residual chlorine to wildlife and the formation of potentially toxic halogenated organic compounds. Many treatment plants use sulfur dioxide to dechlorinate treated water. This reduces the amount of toxic residuals, but probably does not affect halogenated organics and adds its own negative effect in the receiving water. Transportation of chlorine raises additional concerns because it is extremely volatile and hazardous and is, therefore, difficult to transport safely. In many states, regulations require that all personnel in a treatment facility which uses chlorine be trained in correct handling and safety procedures.

     Ozone, an unstable gas, is an extremely reactive oxidant and a very effective bactericide and virucide which is thought to be beneficial to the environment. However, in some instances, mutagenic and/or carcinogenic compounds have resulted from ozone's use. Ozone treatment can be expensive; ozone must be generated on-site in an expensive process, the ozonation process is relatively complex to operate and maintain, and the equipment costs are high.

     According to a recent study, ULTRAVIOLET DISINFECTION IN MUNICIPAL WATER AND WASTEWATER, the number of UV disinfection systems in the United States will increase from about 1,000 to about 3,000 between 1995 and 2000 and the market will increase from $20 million annually to $100 million annually in the same time period. By the year 2010, half of municipal disinfection systems are expected to use technologies other than chlorine, and use of chlorine will be almost eliminated by 2025. About 56% of chlorine alternative installations are forecast to be UV systems.

      Ultraviolet (UV) light treatment is a non-chemical process the effectiveness of which as a bactericide and virucide has been well-established. Radiation at a wavelength of 254 nm penetrates the cell wall and is absorbed by the cellular nucleic acids, preventing replication of the cell. Because UV is non-chemical, no toxic residues are produced. UV systems are simple to operate and maintain, have almost no adverse environmental impact, and have minimal space requirements. UV is a cost-effective alternative to chlorination and ozonation.

     The installation of UV disinfection systems has been slowed by the large number of low pressure, low intensity ultraviolet lamps required in larger treatment plants, the need to develop better cleaning methods for the UV lamps used in the systems, the cost of power consumption (because of the large numbers of lamps) and the labor cost of annual replacement of the lamps, and a reduction in disinfection performance which can result from high suspended solids concentrations, color, turbidity, and soluble organic matter which reduce the ability of the ultraviolet light to penetrate the fluid (the transmittance of the fluid). The Company believes that a UV system such as provided by the Company which deals with these issues will greatly enhance the marketing opportunities for UV systems as a result of the desire for treatment systems which are environmentally friendly, cost-effective and efficient.

SERVICE SYSTEM'S STRATEGY

     The Company is committed to a legacy of a healthy planet for future generations through the development and commercialization of superior, cost-effective, environmentally friendly, UV-based water treatment systems. The Company's objective is to become a leading supplier of UV disinfection systems for municipal wastewater and, eventually, for industrial process water and potable water. The Company believes that sensitivity to the environmental effects of current widely-used chlorine treatment and the corresponding need for superior, environmentally friendly, efficient, and cost-effective systems for water disinfection around the world provide numerous opportunities for the Company to expand the scope of its activity, utilizing its state of the art, proprietary UV technology. Key elements of the Company's strategy are:

     TECHNOLOGICAL SUPERIORITY. The Company currently holds patents on the UV lamps, flow control module and flow-balanced weir, components which are used in its treatment system. The system also features several proprietary features which address and correct the perceived problems with respect to cleaning of lamps and variation of intensity for reduction of power consumption and for treatment of different degrees of pollution. The Company intends to improve continuously its UV systems through technological development in response to the expanding needs and applications of the water and wastewater treatment industry.

     EXPANSION OF PRODUCT LINES. The Company's UV technology has the capacity to be applied to many treatment uses. Subject to adequate financing and successful penetration of the wastewater disinfection market, the Company's goal for the next decade is to expand from its current emphasis on wastewater disinfection to the industrial process water and potable water treatment, other fluids treatment and air treatment. Process water treatment is required in industries such as breweries, soft drink producers, pharmaceutical, pulp and paper production, agri-businesses, fisheries, and marine life systems.
Potable water treatment is needed for drinking water for normal municipal supply, bottled water and for disaster relief. Treatment is also needed in bottled and packaged fluids and air conditioning systems.

     ENHANCEMENT AND EXPANSION OF MARKETING EFFORTS. Marketing of the Company's UV systems is largely through agents and representatives in North America and world-wide. To cover more regions and to enhance customer support, the Company is intending to expand this network and to acquire firms serving a similar industry.

     EXPAND INTERNATIONAL SALES. While awareness of the need for water disinfection in North America is high, that awareness in other parts of the world is also beginning to increase and the market for treatment systems is expanding. Because of the compact and adaptable nature of the Company's treatment system, its patented and proprietary technology, and its full-size demonstration units, the Company believes that it has good potential to expand increasingly into the international market and intends to pursue this market aggressively.

THE COMPANY'S PRODUCT

     Through UVS, the Company manufactures and markets its Ultra Guard UV water treatment system. The Ultra Guard system incorporates patented UVS low-pressure, high intensity, high efficiency UV lamps, infinitely variable ultraviolet lamp controllers, patented UVS high-performance flow control modules, patented flow-balanced weirs, and an automatic quartz sheath cleaning system. Currently used primarily for municipal wastewater disinfection, the system can also be adapted for treatment of process and wastewater from industry, where it is currently being applied in the semi-conductor industry, treatment of potable water, juices and other bottled products, and agriculture and aquaculture water treatment.

     UV disinfection systems have the advantage of being relatively simple to operate and maintain. UV disinfection is a physical, rather than chemical, process using UV radiation to permeate bacterial and viral cell walls and prevent the cells from replicating. In competing systems, after solid materials are removed, the effluent is directed through banks of low pressure, low intensity mercury vapor arc lamps producing UV light. In order to disinfect a liquid, the energy must be directed into the liquid as efficiently as possible. As the lamp emits radiation and the distance from the lamp increases, the intensity and the effectiveness of the UV diminishes. Traditionally, maximum exposure has been obtained by utilizing a very large number of low pressure, low intensity lamps through which fluid passes. Murkier fluids require more lamps and closer placement of the lamps in proximity to one another.

     The Company's Ultra Guard system also exposes fluid to UV light for a time sufficient to damage the microorganisms effectively. However, in the Ultra Guard system, fluid passes through a diffuser plate, which evens the flow, then passes through a patented flow reaction chamber where the UV lamp is located, and leaves through the proprietary flow-balanced discharge weir.

     As effluent enters the intake channel, uneven fluid pressure has, in earlier non-Ultra Guard systems, created variances in the flow rate among the top, middle and bottom layers of influent, which may result in varying rates of disinfection as flow past the UV lamps varies. Ultra Guard's diffuser screen intercepts the inflow, mixes the layers and ensures uniform column flow, allowing the lamp intensity to be based on a consistent, predictable flow rate. A flow-pacing device determines the volume of effluent flowing toward the disinfection modules. A UV transmission monitor provides continuous readings of the effluent transmission quality, which are fed to the system control center where they are analyzed to select appropriate power settings for UV lamp intensity. In multichannel installations, powered flow-control gates can be provided to balance the flow, control the number of modules in operation, or take a channel off-line for routine maintenance or lamp replacement.

     After passing through the diffuser screen and monitors, the fluid enters the Ultra Guard patented flow-reaction chamber. This process replaces the Company's competitors' straight-through systems that require repeated and continuous exposure to multiple banks of UV lights. With the Ultra Guard system, the fluid oscillation ensures that all influent receives maximum exposure to the UV light from a single lamp. Also, unlike lamps in other systems which are exposed to influent and build up sedimentary deposit, the Ultra Guard chamber is designed to cause the fluid to pass closer to the UV light and minimize sedimentary deposit on the quartz sleeve, reducing the need to remove the lamps for cleaning and allowing the lamps to continue to operate at peak efficiency for longer periods of time. In addition, Ultra Guard has a mechanical quartz sheath cleaner incorporated into its system which simplifies and automates the cleaning process. The combination of the reduced sedimentation and fouling and the automatic cleaning system directly addresses one of the major concerns about the use of UV disinfection systems. The Company believes that this advance will significantly aid its marketing efforts.

     The Ultra Guard patented low-pressure, high intensity, high efficiency UV lamps emit UV light to penetrate murky effluent and reduce fecal coliform counts to acceptable levels. The lamps operate at 40-60% of the operating costs of the more commonly used low-pressure, low-intensity lamps. The Ultra Guard system also requires up to 90% fewer lamps than most other systems, reducing total electrical consumption even more. Replacement downtime for lamps is minimized because the lamps can be replaced quickly from above while the lamp module remains in the channel. Using data from the in-stream flow sensors and UV monitors, UV output for each lamp can be increased or decreased to account for unusual quartz sheath fouling and lamp aging. Conventional flap gates and imbalanced weirs often cause UV lamps to be exposed to air, an energy inefficiency. The Ultra Guard patented flow-balanced weir, based on the principle of atmospheric pressure equalization, maintains correct channel depth without movable gates, valves, or other methods requiring operator involvement or special sensors.

     The Ultra Guard system has a compact size. Capacity can be easily increased by expanding the number of channels operating in parallel. For more turbid than normal influent or more stringent than standard effluent regulations, a second lamp module immediately behind the first may be installed. The system can handle flows from 1 gallon to 10 billion gallons per day.
Systems are customized to suit specific site conditions and discharge requirements. Single lamp systems cost between $8,000 and $15,000; the cost of systems requiring more lamps is a multiple of that, with volume discounts available for larger sales. Typical systems require one lamp for every 0.5 million gallons of wastewater treated.

CUSTOMERS

     The Company's customers to date have primarily been municipal wastewater treatment facilities. Ultra Guard systems have been installed at two wastewater treatment facilities. The first system was commissioned in February 1995 in Paraparaumu, New Zealand and has been in operation since that time. This municipal wastewater treatment system is designed to treat 580 cubic meters per hour peak flow and is a 12 lamp system. Initially, the system experienced premature lamp burnout in the center sleeve due to an defective lamp controller. This problem has been corrected. The second Ultra Guard system was supplied in August 1995 for Chilliwack, British Columbia, Canada and is a 12 lamp system designed to process a flow of 4.5 million gallons per day (MGD). After testing and adjustment, the system is ready for commissioning pending resolution by the customer of the excessive flows through the plant, up to 8.6 MGD being delivered to the system. The Company has agreed to reverse the sale for this interim period and is structuring an agreement with the customer to continue using the site as a facility to test new equipment and components. The sale is subject to the City receiving approval for additional funding to cover the cost of the additional equipment needed to disinfect the higher flows. As of July 15, 1997, the Company had delivered 10 systems to its Japanese distributor for applications in the semiconductor industry and had orders for an additional 10 systems.

     UVS has agreed to deliver a production demonstration unit ("PDU") for effluent testing to two sites in Hong Kong and one in Washington State slated for upgrade to UV disinfection. Testing at the Washington State site is scheduled to begin in late October 1997 and the first Hong Kong site is scheduled for October 1997. The Company actively bids on new sites in the United States and elsewhere. In addition, through its distributorship agreement with Chiyoda Kohan Col, Ltd. in Japan, the Company has sold UV lamps and controllers for use in industrial production process water disinfection in the semi-conductor industry.

SALES AND MARKETING

     The Company markets the Ultra Guard system both domestically and internationally through UVS. UVS markets the system directly, through two marketing employees with specialized training in wastewater disinfection, and through a network of distributors and representatives. As of June 15, 1997, UVS had 31 distributors and representatives, 18 in North America and 13 internationally. Distributors purchase systems and components for resale in a designated territory on an exclusive basis and provide full service to customers. Some agreements require a distributor to purchase a minimum amount of product each year. Distributorship agreements are performance related and usually have a term of one year. Sales representatives act as agents for UVS to sell UVS systems in designated territories. Representatives are paid a commission for sales made within their territories. The usual contract is for a period of one year. The Company, through UVS, is continuing to recruit distributors and representatives throughout the world through strategically placed advertisements in international publications and through attendance at international exhibitions such as Globe Foundation, which exhibits bi-yearly UVS is registered for the exhibition at Vancouver, Canada in March 1998.

     As of June 15, 1997, the Company had sold all of its products outside the United States. It anticipates, however, that its marketing network in the United States, together with its state of the art technology, will enhance its opportunities for sales there and that the United States, with its significant number of publicly-owned treatment works, will become its primary market. The Company expects that its sales will be to diverse wastewater treatment plants in the United States and world-wide and, therefore, other than for initial sales, no one customer is likely to account for more than 10% of its sales, averaged over a five-year period. Because of the size of each project, one project may be expected to represent more than 10% of sales in any given year. The Company is targeting communities of all population sizes.

     As part of its sales effort, the Company has assembled 7 production demonstration units ("PDU's"). Of these, one is used by the Company for research and development, the Company has received deposits (from agents to use as demonstration units) for two more and four are awaiting conversion from single lamp to two lamp systems. PDU's are fully functional Ultra Guard systems with all of the patented components which are available for IN SITU testing. They are compact in size and designed for placement next to an existing outflow channel. PDU's can accommodate flow rates from 100 to 800 U.S. gallons per minute, about 8% of the average wastewater treatment plant flow. An inflow pump draws fluid from the existing system discharge at the flow rate required for testing in order that the PDU operates, in effect, as part of the treatment system. The testing period generally runs from two to three weeks in duration and is operated by the Company's technicians. In some instances, the staff of the treatment site or the site design engineer's staff operates the PDU.

     The Company advertises through trade publications directed to wastewater treatment, the marketing efforts of its distributors and representative, presentation of technical papers at industry meetings, meetings with engineers and others involved in treatment plant design, and its world-wide web site. Video tapes and brochures are available for potential customers and for use by distributors and representatives. Many of the marketing opportunities for wastewater treatment systems are made available through "requests for proposal" from public entities and contractor and engineering firms acting for public entities for systems designed in response to specific criteria. The Company actively responds to RFP's in the United States and throughout the world. As of August 31, 1997, the Company had eight responses to RFP's pending. The
Company actively responds to RFP'S at a rate of approximately three a week.

COMPETITION

     The Company competes with producers, many of whom are more established and have significantly greater resources than the Company, of other UV water treatment systems and with producers of other water treatment technologies. Other major technologies currently in use include chlorination, chlorination and dechlorination, and ozonation. Competitive factors include effectiveness, use cost, practicality, pilot study requirements and potential adverse environmental effects.

     Of all of the disinfection technologies, including UV, in use, the most prevalent is chlorination (or chlorination with dechlorination). Chlorination has been the predominant treatment modality in municipal wastewater and industrial process water systems in the United States and world-wide, are chlorine-based systems. However, because of environmental concerns, the Company expects the use of chlorine to decrease significantly over the next three decades. An industry survey has forecasted that over half of chlorine alternative installations will be UV. See "--INDUSTRY BACKGROUND."

     In the Company's primary business of wastewater and process water treatment, the Company competes primarily with producers of chlorination disinfection systems and with other UV system manufacturers. While it also competes with ozonation systems, ozonation is more commonly used for drinking water purification.

     Wastewater and process water disinfection system manufacturers with which the Company competes include, in the United States market, Trojan Technologies Inc., Wedeco, Infilco-Degremont, Inc., Hanovia/Aquionics, Inc., and Fisher-Porter/Elsay Bailey, Inc., estimated to represent, respectively, 50%, 20%, 13%,10% and 7% of the world-wide market, of which about 80% are United States-based sales. Trojan focuses on UV applications for use in the sewage wastewater industry. It produces the only product (the UV4000) which directly competes with the Company's low pressure, high intensity lamps, and open channel system. The Company believes, however, that the Company's systems are technologically superior to Trojan's. Trojan has reported its sales as of its 1996 fiscal year end to be $35,309,085. Hanovia competes primarily in the potable water European market. Infilco-Degremont, Wedeco and Fisher Porter sell UV systems of the low pressure, low intensity type but do not have the high-intensity lamps preferred for sewage wastewater effluent treatment.

     Compared to competing systems, the Company's Ultra Guard systems are more compact and use less land area, consume 40 to 60% of the electrical power used in low pressure, low intensity systems and 15 to 60% of the electrical power used in Trojan's UV4000, and, therefore, have lower life-cycle operating costs. The Company's systems treat very poor quality effluents, have better hydraulic performance, can be demonstrated using a full-scale, single lamp unit, and have an automated lamp cleaning system.
All these factors combined provide, the Company believes, substantially better quality discharge in terms of total fecal coliform concentrations, and reduce capital and operating costs compared to competitors.

PATENTS AND TRADEMARKS

     The Company, through UVS, holds patents to key components of its Ultra Guard systems. These include United States and Patent Cooperation Treaty patents on the UV sterilizer system and the weir, as well as patents on the UV lamp technology in the United States, France, Canada, the United Kingdom, the Netherlands, Germany, Japan, and Switzerland. The patents on the lamps expire at various times before the year 2000; however, due to the technology and cost involved in manufacturing the lamp and the compatible electronics needed to operate the lamps, the Company believes that the expiration of the patents should not materially affect the Company's business. With the patents the Company holds on other key components in the Ultra Guard system, competing systems, even if they use the Company's lamps, would operate at about 50% of the treatment capability of the Company's system. The patents on the other patented key components were recently issued in the United States and will extend into the year 2018. Some of the Company's patented technology, such as the flow reaction chamber, was developed as "work for hire" and, as such, can be subject to claim by the individual(s) who developed it. The developer of the flow reaction chamber has advised the Company that he believes that the U.S. patent has reverted to him under the terms of the assignment to the Company. The Company vigorously denies this assertion and believes that it is unfounded, but also believes that, in any event, other configurations could be readily used.

     In addition, the Company holds registered trademarks on "ULTRAGUARD" and on its "wavy lines and design" logo in the United States and Canada.

REGULATORY MATTERS

     The Company's business and manufacturing are conducted from British Columbia, Canada and are not subject to any special regulatory requirements not applicable to manufacturing businesses in general in Canada and the United States. Environmental regulations that apply to the sewage industry are specific to the effluent being delivered to the receiving waters and must be complied with by the wastewater treatment plant. In the United States, wastewater and process water treatment plants must comply with clean water standards set by the Environmental Protection Agency under the authority of the Clean Water Act and standards set by states and local communities. Through the RFP process, the regulations are passed on to the Company in the system design requirements. These RFP's detail specifications for the system, including its effectiveness as required to meet any regulatory requirements. Compliance with microbiological standards is, however, determined by subsequent operation of the wastewater treatment plant and is, unless the Company's treatment system failed to comply with specifications for some reason (a problem the Company uses great effort to avoid), generally the responsibility of the plant. However, it is possible that the inaccuracy or inadequacy of those specifications and the Company's potential liability if not indemnified, and the possibility that the Company will be required to comply with future direct regulation of the Company by future laws or regulations (including environmental laws), could materially adversely affect the Company's business and operations.

     The Company is not aware of any regulations which would adversely affect its ability to market its systems; the effectiveness of the Company's system enhances the Company's ability to respond to RFP's complying with the applicable sections of the stringent regulatory clean water standards.

     Because wastewater treatment systems require, in many jurisdictions including the United States, permits from environmental regulatory agencies, delays in permitting could cause delays in construction or usage of the Company's systems by a customer, which, in turn, could have a material adverse impact on the Company. In addition, many of the Company's customers will rely on municipal financing for the purchase of the Company's UV systems. Sales to these customers may be adversely affected by delays in obtaining, or the unavailability of, such funds caused by budgetary constraints or the bureaucratic process.

MANUFACTURING

     The Company's Ultra Guard systems are assembled at its UVS facility. Components for the systems are manufactured by a variety of Canadian, United States and international suppliers. The Company obtains its UV lamps and controllers for the systems from a sole supplier for each. To ensure against any interruption of supply should one of these suppliers be unable or unwilling to provide the parts as required, the Company is in the process of identifying and arranging for alternative sources for these components.

RESEARCH AND DEVELOPMENT

     The Company considers its research and development efforts to be a key component of its business strategy. As of August 16, 1997, the Company, including UVS, had twelve employees, with a combined 125 years of related experience, collaborating on product development activities. The Company also used lamp design and computer software consultants to assist in product development decisions. The Company's current research and development efforts are focused on alternative sheath cleaning technology, including the use of ultrasonic methods, and on systems automation. Future efforts will focus on expanding and developing the Ultra Guard technology and equipment for applications, such as industrial process water treatment units, in addition to sewage effluent disinfection. On a combined basis assuming the acquisition of the majority of UVS outstanding common stock had occurred, the Company's research and development expense in fiscal 1996 was $513,175 and was $322,825 to July 31, 1997.

EMPLOYEES

     As of August 16, 1997, Service Systems had one full-time employee, and UVS had 11 full-time employees. The Service Systems employee was engaged in management. The UVS employees were engaged in production, design, and development of the Ultra Guard systems and technology and in office services for the business.

PLAN OF OPERATION

     The Company intends to market its Ultra Guard system aggressively during the next year and thereafter. Among other things, it plans to expand its base of sales representatives, agents and manufacturing licensees from the 31 worldwide as of June 15, 1997 by pursuing agency inquiries from countries where the Company is not currently represented. The Company believes that its most significant short-term market potential is in North America, where awareness of environmental protection and preservation is high and where ultraviolet treatment of wastewater and process water is an accepted alternative to chemical disinfection. In the United States, where the Company currently has 18 sales representatives and agents, the Company plans to add at least 5 additional such persons. The Company also intends to continue its sales efforts outside of North America. Hong Kong has plans to upgrade and install UV at three wastewater treatment plants. The first plant is currently out for a firm bid (tender) due by October 17, 1997, the second in 1998 and the third in 1999. The Company's Ultra Guard PDU will be installed for testing at the first of the other two sites in the fall of 1997. Testing should be completed before November 30, 1997. The Company is one of two bidders qualified for the tender due in October for this $1.5 million project. Should the Company be selected for the October project, it should have greater opportunity for award of the additional two projects. The total value of these projects is estimated to be in excess of $7 million.

     As part of its continuing research and development efforts, the Company expects over the next 12 months to expand its efforts into adapting the Ultra Guard technology and system to potable water and process water treatment systems. The market for these systems combined is estimated to be the size of the sewage treatment market, or about $100 million annually in the United States by the year 2000.

     The Company plans to finance its operations over the next 12 months through further financing, either debt, equity or a combination. Sales revenues from sale of systems and components are not expected to contribute to operations support until about January 1998 as no agreements to purchase of systems were in place as of July 31, 1997 and the number of components to be purchased by the Company's licensee, Chiyoda Kohan, pursuant to its license had not yet been set for the second and third year of the license, although negotiations are ongoing for UV lamps and control systems the estimated value of which is $5.6 million. If no sales are made and no financing is obtained, which the Company does not expect, the Company's ability to continue in business would be severely impaired.

     In addition to the Hong Kong project, the Company as of July 15, 1997, was providing drawings and specification information to design consultants on four projects in North Carolina, valued at about $2 million, including a project where a PDU demonstration was successfully conducted. The Company expects to learn if the projects will be awarded to it, which it cannot assure, by October 31, 1997.

     In addition to the independent sales representatives and agents which the Company plans to add and subject to the Company's receipt of financing and sales of Ultra Guard systems, the Company expects that it will employ two additional persons in design and engineering, two additional persons in marketing, and additional personnel in manufacturing assembly and support as required by the volume of orders received.

     The Company has been negotiating with its UV lamp supplier to reduce the lamp cost. Based on specific order volumes which the Company believes will be its needs for the next 12 months, the Company will receive a 43% price reduction. This percentage equates to an 11% cost saving for each single lamp system and should help to enhance the Company's competitive position. Over the next months, the Company will continue negotiations with other suppliers to assure long term supply and arrange for cost reductions based on order volumes.

PROPERTIES

     The Company's executive officers were moved in July 1997 from White Rock, British Columbia, Canada, into the UVS premises at 2800 Ingleton Avenue, Burnaby, British Columbia. The Company also leases, on a month-to-month basis, an office maintained by two consultants in an office complex in Phoenix, Arizona.

     The UVS leased premises have 2,537 square feet of executive offices and 9,088 square feet of manufacturing facilities. The lease term is for a period of five years, expiring September 2000, with an option to renew for an additional five-year term. The Company anticipates that these facilities will be adequate for five years, with a need for additional storage space in year three.

     The Company maintains an insurance plan covering all of its facilities and contents, as well as general liability insurance in an amount considered adequate in the industry (although no assurance can be given that the amount will, in fact, be sufficient should a claim arise).

                                 SELLING SHAREHOLDERS

     The following table sets forth the names of the Selling Shareholders who are eligible to resell (whether or not they have a present intent to do so) and the positions, offices and other material relationships which each Selling Shareholder had with the Company or any of its predecessors or affiliates since September 1, 1995:

Selling Shareholder                    Position With the Company
                                       Since September 1, 1995

John R. Gaetz                          Vice President, Secretary
                                       (1997---), Director (1997---)
                                       Director, Vice President,
                                       Secretary of UVS (1995---)

Kenneth E. Fielding                    President (1995---), Director
                                       (1995---), President of UVS
                                       (1996---)

The following table sets forth the name of each Selling Shareholder as of September 25, 1997, the number of Shares issuable upon exercise of options granted under the Plans, the number of Shares eligible to be sold by each Selling Shareholder pursuant to this Registration Statement and the percentage of outstanding Common Stock to be owned by each Selling Shareholder after the offering. Selling Shareholders may receive additional shares under the Plan and may sell those shares. The ** indicates less than one percent of outstanding after this offering.

                                                Number of               Percent of
                            Number of           Shares Eligible        Total Shares
Name of Owner               Shares Owned        to be Sold             Outstanding(4)
-------------               ------------        ---------------        --------------
Kenneth E. Fielding(1)         247,057(2)           200,000                 0.9%

John R. Gaetz(1)             1,472,770(3)           200,000                21.6%

Len Baumberger(1)              100,000              100,000                 **

Erlinda De Abreu(1)             10,000               10,000                 **

Jeanne Lalonde(1)                5,000                5,000                 **

Gary Fielding(1)                10,000               10,000                 **

Feridoon Shamlou(1)             10,000               10,000                 **

Martin Smith(1)                 20,000               20,000                 **

Barry Stadey(1)                 20,000               20,000                 **

Olinda W. Swinton(1)             5,000                5,000                 **

David J. Thompson(1)            10,000               10,000                 **

Leo Vasey(1)                    12,000               12,000                 **

A. Janeen Curtis(1)            200,000              200,000                 **

Diane Smith(1)                 200,000              100,000                 **

Don Lindsay(1)                  75,000               75,000                 **

Joshua Ward(1)                  25,000               25,000                 **

Trond E. Matteson(1)            25,000               25,000                 **

Peter Colak(1)                  50,000               50,000                 **

Shaniqua R. McPhee(1)          200,000              200,000                 **



(1) The address for the shareholders is in care of the Company at 2800 Ingleton Avenue, Burnaby, B.C. Canada V5C 6G7.

(2)  7,000 of these shares are owned by Mr. Fielding's minor daughter.

(3) Includes 620,000 shares which Mr. Gaetz has the right to acquire at a price of c$2.00, under immediately exercisable warrants and 33,770 shares owned by Mr. Gaetz' wife.

(4) A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this Registration Statement upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by that person and that are exercisable within 60 days from the date of this Registration Statement have been exercised.


                                 PLAN OF DISTRIBUTION

     The option holders, or their pledgees, donees, transferees or other successors in interest, may sell Shares in any of the following ways: (i) through dealers, (ii) through agents, (iii) or directly to one or more purchasers. The distribution of the Shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (a) in the over-the-counter market, or (b) in transactions other than in the over-the-counter market, or in a combination of those transactions. Any such transaction may be effected at market prices prevailing at the time of sale, at prices related to those prevailing market prices, at negotiated prices or at fixed prices. The option holders, or their pledgees, donees, transferees or other successors in interest, may effect these transactions by selling Shares to or through broker-dealers, and those broker-dealers may receive compensation in the form of discounts, commissions, or commissions from the option holders, or their pledgees, donees, transferees or other successors in interest, and/or commissions from purchasers of Shares for whom they may act as agent. The option holders, or their pledgees, donees, transferees or other successors in interest, and any broker-dealers or agents that participate in the distribution of Shares by them might be deemed to be underwriters, and any discounts, commissions, or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act. Affiliates of one or more option holders, or their pledgees, donees, transferees or other successors in interest, may act as principal or agent in connection with the offer or sale of Shares by the option holders, or their pledgees, donees, transferees or other successors in interest. In addition, any Shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares, although it will pay the expenses in preparing the Registration Statement and registering the Shares. The Company does receive proceeds from the issuance of Shares to the option holders, or their pledgees, donees, transferees or other successors in interest, upon their exercise of the options. The option holders have been advised that they, and their pledgees, donees, transferees or other successors in interest, are subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation Rules 10b-5, 10b-6, and 10b-7 thereunder.

                             DESCRIPTION OF COMMON STOCK

     The description of the Company's common Stock to be offered pursuant to this Prospectus has been incorporated by reference into this Prospectus. See "Documents Incorporated by Reference".

                                    LEGAL MATTERS

     The legality of the issuance of the shares of Common Stock of the Company offered by this Prospectus will be passed upon for the Company by Schuler, Messersmith & McNeill, Albuquerque, New Mexico.

                                       EXPERTS

     The financial statements of Service Systems International, Ltd. as of August 31, 1996 and for UV Systems Technology, Inc. as of August 31, 1996 have been included as an exhibit and/or incorporated by reference herein in reliance upon the report of Winter, Scheifley & Associates, P.C., independent certified accountants, and Elliott Tulk Pryce Anderson, Chartered Accountants, respectively, included as an exhibit and/or incorporated by reference herein, upon the authority of those firms as experts in accounting and auditing.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which are on file with the Securities and Exchange Commission (File No. 0-21753), are incorporated in this Prospectus by reference and made a part hereof:

          1. The Registrant's Form 10-SB effective on January 22, 1997 filed pursuant to the Securities Exchange Act of 1934.

          2. The Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended February 28, 1997.

          3. The Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 1997.

          4. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 10-SB effective January 22, 1997 under
Section 12 of the Exchange Act including any further amendment or report filed for the purpose of updating that description.

     All documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and before the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The documents incorporated herein by reference (other than exhibits not specifically incorporated by reference) are available without charge upon the written or oral request of a person, including a beneficial owner, to whom a Prospectus is delivered. The written or oral request should be directed to Kenneth Fielding, President, 2800 Ingleton Ave., Burnaby, B.C. Canada V5E 3S5; telephone (604)451-1069.

                                   INDEMNIFICATION

     The Company is incorporated in Nevada. The Company's Bylaws provide that the Company will indemnify its officers, directors and employees to the full extent allowed by Nevada law. Nevada law provides that the Company may indemnify its officers and directors for liabilities arising from actions performed on behalf of the Company to the extent allowed by Section 78.751, as amended, of the Nevada Revised Statutes. Section 78.751 contains provisions permitting the Company to indemnify directors, officers and employees of the Company for their expenses (including reasonable costs, disbursements and counsel fees) and liabilities (including amounts paid or received in satisfaction of settlements, judgments, fines and penalties), as the result of an action or proceeding in which they may be involved by reason of being or having been a director, officer or employee of a corporation, provided that they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. The Company must indemnify the person if the person is successful on the merits or otherwise in defense of any action. INSOFAR AS INDEMNIFICATION FOR LIABILITIES UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR CONTROLLING PERSONS OF THE COMPANY, PURSUANT TO THE PROVISIONS DESCRIBED ABOVE, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT, AND IS, THEREFORE, UNENFORCEABLE.

                                       PART II

                  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents, which are on file with the Securities and Exchange Commission (File No. 0-21753), are incorporated in this Prospectus by reference and made a part hereof:

          1. The Registrant's Form 10-SB effective on January 22, 1997 filed pursuant to the Securities Exchange Act of 1934.

          2. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1997.

          3. The Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 1997.

          4. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 10-SB effective January 22, 1997 under Section 12 of the Exchange Act including any further amendment or report filed for the purpose of updating that description.

     All documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and before the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

ITEM 4.   DESCRIPTION OF SECURITIES

     Not Applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

     Not Applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is incorporated in Nevada. The Company's Bylaws provide that the Company will indemnify its officers, directors and employees to the full extent allowed by Nevada law. Nevada law provides that the Company may indemnify its officers and directors for liabilities arising from actions performed on behalf of the Company to the extent allowed by Section 78.751, as amended, of the Nevada Revised Statutes. Section 78.751 contains provisions permitting the Company to indemnify directors, officers and employees of the Company for their expenses (including reasonable costs, disbursements and counsel fees) and liabilities (including amounts paid or received in satisfaction of settlements, judgments, fines and penalties), as the result of an action or proceeding in which they may be involved by reason of being or having been a director, officer or employee of a corporation, provided that they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. The Company must indemnify the person if the person is successful on the merits or otherwise in defense of any action. INSOFAR AS INDEMNIFICATION FOR LIABILITIES UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR CONTROLLING PERSONS OF THE COMPANY, PURSUANT TO THE PROVISIONS DESCRIBED ABOVE, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT, AND IS, THEREFORE, UNENFORCEABLE.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED

     None

ITEM 8.   EXHIBITS


 EXHIBIT   DESCRIPTION OF EXHIBIT                      PAGE NO.
 NO.
 -------   ----------------------                      --------
 4         Bylaws of the Registrant, as amended

 5         Opinion of Schuler Messersmith & McNeill

 23.1      Consents of Winter Scheifley & Associates,
           P.C., independent certified accountants, and Elliott Tulk Pryce Anderson, Chartered
           Accountants

 23.2      Consent of Schuler Messersmith & McNeill
           (included in Exhibit 5)

 24 Power of Attorney, included in signature page forming a part hereof

 99.1 Audited Financials of the Registrant for the fiscal year ended August 31, 1996

 99.2      Marketing Distribution Agreement between
           UV Systems Technology, Inc. and Service
           Systems International, Ltd.

 99.3      Sales Representation Agreement between
           UV Systems Technology, Inc. and "The
           Representative."

 99.4      Exclusive Distributorship Agreement between
           UV Waterguard Systems, Inc. and Chiyoda
           Kohan Co., Ltd. and NIMAC Corporation.

ITEM 9.   UNDERTAKINGS

     (a)  Rule 415 Offering.

     The undersigned hereby undertakes:

     (1) To file, during any period on which it offers or sells securities, a post-effective amendment to this registration statement to:

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Burnaby, B.C. Canada on October 2, 1997.


                            SERVICE SYSTEMS INTERNATIONAL, LTD.


                            By: /s/ KENNETH FIELDING
                               -------------------------------
                                Kenneth Fielding, President

     KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth Fielding and John R. Gaetz, and each of them, with full power to act as his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, or a related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                     CAPACITY                      DATE



/s/ KENNETH FIELDING     President and Director          October 2, 1997
---------------------
Kenneth Fielding



/s/ JOHN R. GAETZ        Chief Financial Officer,        October 2, 1997
---------------------    Secretary, Treasurer,
John R. Gaetz            Director